Exhibit 99.01
GALDERMA REACHES AGREEMENT TO ACQUIRE
COLLAGENEX PHARMACEUTICALS
Products and Pipeline to Enhance Galderma’s
Position in Dermatology
Lausanne, Switzerland and Newtown, PA – February 26, 2008 Galderma Pharma S.A., a global specialty pharmaceutical company focused on dermatology, and CollaGenex Pharmaceuticals, Inc. (NASDAQ: CGPI) today announced a definitive agreement pursuant to which Galderma’s U.S. holding company, Galderma Laboratories, Inc., will acquire all of the outstanding shares of CollaGenex at a price of $16.60 per share in cash, representing approximately $420 million for the equity of CollaGenex. The transaction was unanimously approved by the boards of directors of Galderma and CollaGenex.
“Galderma is committed to provide innovative medical solutions to dermatology patients and physicians across the globe,” said Humberto C. Antunes, Chief Executive Officer of Galderma. “CollaGenex’ innovative products complement and enhance Galderma’s portfolio. We admire the accomplishments of CollaGenex’ employees and believe our combined organizations will be even better positioned to serve patient’s needs. This transaction should be neutral to Galderma’s net income in 2008 and accretive as of 2009.”
CollaGenex launched Oracea®, the first FDA-approved systemic product indicated for the treatment of rosacea, in July 2006. CollaGenex is also developing Col-118, an innovative product for the treatment of the erythema associated with rosacea. If approved, Col-118 would be the first effective treatment for erythema. In addition, CollaGenex is developing a product with the potential to provide added benefits for the treatment of psoriasis.
“The immediate implication for the U.S. market is very positive,” said Albert Draaijer, President of Galderma’s U.S. operations. “CollaGenex’ oral rosacea therapy will be an important complement to Galderma’s topical products, providing improved options that treat a condition affecting more than 14 million Americans.”
Colin W. Stewart, President and Chief Executive Officer of CollaGenex, said “Galderma was the first pharmaceutical company to develop a topical product indicated for the treatment of rosacea. Oracea, combined with the successful development of Col-118, will enable Galderma to offer physicians and patients a full suite of complementary pharmaceutical products to treat rosacea.”
Mr. Stewart continued “We are very proud of the accomplishments of the entire CollaGenex team over the past several years as we made our successful transition into dermatology and created the largest oral drug indicated for the treatment of rosacea in the U.S. We are pleased that Galderma recognizes the value that we have created, and we believe that this transaction provides compelling value for our shareholders.”
The merger agreement provides for Galderma to acquire CollaGenex in a two-step transaction. The first step will consist of a cash tender offer for all outstanding shares of CollaGenex common stock at a price of $16.60 per share in cash.  In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of CollaGenex common stock not tendered in the offer will receive the same per share price paid in the tender offer, in cash.  Upon completion of the merger, CollaGenex will become a wholly owned subsidiary of Galderma.
The tender offer will be conditioned upon the tender of a majority of the outstanding shares of CollaGenex common stock and will also be subject to regulatory clearances and other customary closing conditions. Certain holders of CollaGenex’ Series D-1 Preferred Stock, representing 95% of the outstanding Series D-1 Preferred Stock and approximately 9% of CollaGenex’ shares on a fully diluted basis, have entered into an agreement to sell their shares of preferred stock to Galderma immediately following, but subject to, the closing of the tender offer at the price paid in the offer with respect to the underlying CollaGenex common stock. The transaction is expected to close before the end of the second quarter 2008.
Credit Suisse acted as financial adviser to Galderma, and Debevoise & Plimpton LLP as legal counsel. Cowen and Company acted as financial adviser to CollaGenex, and Milbank Tweed Hadley & McCloy LLP served as CollaGenex’ legal counsel.
About Galderma
Galderma, created in 1981 as a joint venture between Nestlé and L’Oréal, is a fully integrated specialty pharmaceutical company dedicated exclusively to the field of dermatology.  The Company has a presence in 65 countries with over 1000 sales representatives and is committed to improving the health of skin with an extensive line of products that treat a range of dermatological conditions including: acne, rosacea, fungal nail infections, psoriasis & steroid-responsive dermatoses, pigmentary disorders, medical solutions for skin senescence and skin cancer.  With a new research and development center in Sophia Antipolis, France, Galderma has one of the largest R&D facilities dedicated exclusively to dermatology.  Leading dermatology brands include Differin®, Metrogel® 1%/Rozex®, Clobex®, Tri-Luma®, Loceryl® and Cetaphil®.  Recently

launched products include Pliaglis™ a topical anesthetic for dermatologic procedures in the United States, Epiduo®, an innovative combination product for the treatment of acne in Europe and Argentina, and Dysport®, an injectable neuromodulator for the correction of wrinkles in Brazil and Argentina. The Company’s website is www.galderma.com.
About CollaGenex
CollaGenex Pharmaceuticals, Inc. is a specialty pharmaceutical company currently focused on developing and marketing proprietary, innovative medical therapies to the dermatology market. In July 2006, CollaGenex launched Oracea®, the first FDA-approved systemic product for the treatment of rosacea. Collagenex’s professional dermatology sales force also markets Alcortin® (1% iodoquinol and 2% hydrocortisone), a prescription topical antifungal steroid combination, and Novacort® (2% hydrocortisone acetate and 1% pramoxine HCl), a prescription topical steroid and anesthetic. CollaGenex recently completed a Phase II clinical trial to evaluate COL-118, a topical compound based on the SansRosa® technology, for the treatment of redness associated with rosacea and other skin disorders. CollaGenex recently acquired the rights to develop and commercialize becocalcidiol, a patented Vitamin D analogue that is currently in Phase II clinical trials for the topical treatment of mild to moderate psoriasis.
For more information on CollaGenex please visit their Web site at www.collagenex.com, which does not form part of this press release.
Important Information about the Tender Offer
This announcement and the description contained herein are not a recommendation, an offer to purchase or a solicitation of an offer to sell securities of CollaGenex. The tender offer described herein has not commenced. At the time the expected tender offer is commenced, Galderma intends to file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, CollaGenex will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from Galderma by directing a request to peter.nicholson@galderma.com.
Unless otherwise determined by Galderma and permitted by applicable law and regulation, the tender offer, when it is commenced, will not be made, directly or indirectly, in, into or from, and will not be capable of acceptance in or from Canada, Australia or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from  Canada, Australia or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and should not send or distribute this announcement in, into or from any such jurisdictions.
Forward Looking Statements
Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “could,” “could increase the likelihood,” “estimate,” “expect,” “intend,” “is planned,” “may,” “should,” “will,” “will enable,” “would be expected,” “look forward,” “may provide,” “would” or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors referred to in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission under the section “Risk Factors,” as well as other documents that may be filed by CollaGenex from time to time with the Securities and Exchange Commission as well as related to the satisfaction of the closing conditions of the merger agreement. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. CollaGenex is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Restoraderm®, SansRosa® and Oracea® are registered trademarks and IMPACS™ is a trademark of CollaGenex Pharmaceuticals, Inc.
Novacort® and Alcortin® A are trademarks of Primus Pharmaceuticals, Inc.
Differin®, Metrogel®, Clobex®, Tri-Luma®, Cetaphil® and Epiduo® are trademarks of Galderma Pharma S.A.
Pliaglis™ is a trademark of Zars Pharma Inc. and Dysport® is a trademark of Ipsen Ltd.
All other trade names, trademarks or service marks are the property of their respective owners and are not the property of CollaGenex Pharmaceuticals, Inc. or any of our subsidiaries.
For further information:
CollaGenex
Nancy C. Broadbent
Chief Financial Officer
215-579-7388

Galderma
Alain Kirsch
Vice-President Human Resources & Communication
Tel: +33 (0)1 58 86 43 23
e-mail: alain.kirsch@galderma.com
(For U.S. Inquiries):
Dale Weiss
Tel: +1 817 961-5186
e-mail: dale.weiss@galderma.com

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